

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2025

Lang Fei
Chief Financial Officer
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

> **Re: Ryde Group Ltd**
> **Form 20-F for the Fiscal Year ended December 31, 2024**
> **Filed April 28, 2025**
> **File No. 001-41950**

Dear Lang Fei:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation